HARPER & ASSOCIATES, INC.

CONSULTANTS AT OIL AND GAS TECHNOLOGY

6815 MANHATTAN BLVD.
SUITE 201
FORT WORTH, TEXAS 76120

G. MICHAEL HARPER
PRESIDENT
www.harper-associates.com

(817) 457-9555
(FAX) (817) 457-9569
m@harper-associates.com

March 18, 2014

Mondial Ventures, Inc.
Attn: Mr. Dennis Alexander
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

Re: SEC Reserve Evaluation
Mondial Ventures, Inc. Interests
As of December 31, 2013

Dear Sir:

Harper & Associates, Inc. completed the subject petroleum reserve report on March 18, 2014, in preparation for the US Form 10-K for Fiscal Year Ended December 31, 2013, to be filed by Mondial Ventures, Inc. ("Mondial"). The evaluated properties are located in Ward County, Texas. Net oil and gas reserves herein represent a 100 percent portion of Mondial's total reserves.

The reserve estimations comply with the definitions of the U.S. Security Exchange Commission. Reserves are classified proved developed producing ("PDP"), behind-pipe ("PBP") and undeveloped ("PUD"). Proved or P1 reserves are those reported where the level of certainty is at least 90 percent probable that the quantities actually recovered will equal or exceed the estimates. Probable or P2 reserves are those reported where the level of certainty is at least 50 percent probable and that the quantities actually recovered will equal or exceed the estimates. Proved quantities were determined using all geologic and engineering methods and procedures as considered necessary under the circumstances to prepare the report.

A summary of our conclusion with respect to Mondial net reserves and cumulative future cash flow (before U.S. federal income tax), undiscounted and discounted at 10 percent per year is as follows:

PROVED RESERVE SUMMARY

	PDP	PBP	PUD	TOTAL, P1
Well Completions	3	1	6	10
Net Oil, Bbls.	4,246	2,814	108,482	115,542
Net Gas, MCF	7,598	8,999	726,898	743,495
Revenue *($)				
Oil	365,980	242,437	9,351,821	9,960,238
Gas	24,518	29,036	2,345,762	2,399,316
Total	390,498	271,473	11,697,583	12,359,554
Operating Expense ($)	288,173	150,836	1,684,035	2,123,044
Investments ($)	0	44,062	3,097,500	3,141,562
Future Cum Net Income ($)	102,325	76,575	6,916,048	7,094,948
Future Cum Net Income @ 10% DF ($)	**85,924**	**51,780**	**2,860,671**	**2,998,375**

Reserves and economic results for each reserve class are attached, along with a one-line summary. Individual well reserves are presented herein.

ECONOMIC DISCLOSURES

All assumptions, lease descriptions and holdings, ownership, historical prices, operating lease cost, well planned investments and past production were appropriately presented by Mondial. Interests were accepted as represented.

Price Parameters. Mondial's 12-month average oil price is $92.25 and benchmark price is $97.98 per barrel of oil. Mondial's 12-month average gas price is $3.56 and benchmark price is $3.68 per MCF of gas. Oil and gas revenue for a lease is based on the average of the monthly 2013 prices. Prices are not escalated. BTU content, fuel and shrinkage for gas production and the quality of oil production are considered.

Cost Parameters. Well operating expenses are based on the knowledge and experience of our staff in the oil and gas operations of the subject counties. Expenses are recurring monthly values including G&A. Operating expenses and investments are not escalated. Production severance and ad valorem taxes are deducted from revenue.

Discount Factors. Discount factors are calculated at mid-year, compounded annually, and applied to yearly lump sum revenues, expenses and investments.

RESERVE DISCLOSURES

Reserve Estimation Uncertainties. The determination of the reserves is based on a petroleum engineering evaluation, supported by an independent geologic interpretation that involved direct and indirect characterization and estimates of reservoir properties. These properties are derived from data available at the time of preparation. One should not construe that the reserve quantities are exact. As additional data becomes available or well operating conditions change, the likely oil, condensate or gas recovery of a reservoir may change, and consequently reserve quantities change.

Regulation Effects. Reserves are based on the monthly quantities that can be produced above a lease economic limit, i.e. the "costs" attributed to a lease in the operation of the downhole and surface equipment. Regulations of government agencies that increase those "costs" will cause a reserve reduction. Possible changes to the current government regulations are not considered in the economic limits herein.

Reserve Evaluation Usage. Reserve estimates compile with the definitions of the U. S. Security Exchange Commission ("SEC"). The reserves and dollars reported herein are not determined for the following purposes: 1) litigation, 2) loan basis, and 3) market value estimate.

DATA ACQUISITION

Mondial and EGPI provided well and reserve information including production data through December 2013. Additional production information was obtained on offset wells completed in correlative geologic formations with similar production performance. During our analysis, we were given access to data as was desired and consulted freely with Mr. Dennis Alexander and operator, Success Oil Company.

An examination of the field facilities and operating procedures was not conducted in view of the available data we have gathered in previous operational assessments in the county. Data used in the preparation of the evaluation was obtained from the records of the offset operators, public data, private evaluations, EGPI and Mondial. Basic reservoir and geologic data together with engineering work will be retained on file for review.

EVALUATOR

This evaluation was conducted and/or supervised by Mr. Michael Harper, President. He served on the Board of Directors of the SPE for the term 1986-1989. He has practiced professional petroleum engineering for 32 years. Before founding his consulting firm, Harper spent five years involved in condensate and gas evaluations, property appraisals and reservoir engineering with the firm of CG&A, Inc. His engineering studies involved United States and International areas. Previously, he had been with Placid Oil Company for 10 years. There Harper's experience included five years working as senior reserve, production and reservoir engineer at the Placid headquarters in Dallas, Texas. Fields studied were inland,

wetlands and offshore in respective states of Alabama, Florida, Louisiana, Mississippi, New Mexico, Oklahoma and Texas. Overseas evaluations were prepared on geologic features in the North and the Mediterranean Seas. His five years of experience, onshore and offshore, were spent in field supervision and the engineering design of workovers and drilling wells.

Harper's education was at Louisiana State University where he received Bachelor and Master of Science Degrees in Petroleum Engineering. Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi. Professional engineering registrations are in Texas and Louisiana. Memberships in professional associations at the local, state and national levels are the Society of Petroleum Engineers, the American Association of Petroleum Geologists, Society of Petroleum Evaluation Engineers and the Society of Petroleum Well Log Analysts. Evaluation courses and seminars include geologic description of condensate and gas reservoirs, gas well performance and appraisal, computer applications and 1979 through 2001 Symposiums on Hydrocarbon Economics and Evaluation. Mr. Harper was the 1996-1997 secretary of the Petroleum Club in Fort Worth. He currently serves as Chairman, SPE Directors' Club.

EVALUATOR QUALIFICATIONS

I, Michael Harper, a consulting Professional Petroleum Engineer, with an office at 6815 Manhattan Blvd. Ste 201, Fort Worth, Texas 76120, hereby certify:

1. That I am President of Harper & Associates, Inc. and I did prepare this SEC reserve report with corresponding economic values of Mondial interests in the evaluated leases.

2. That I graduated in Petroleum Engineering in 1966 with a Bachelor of Science degree and Master of Science degree in 1968 from Louisiana State University at Baton Rouge, Louisiana. Academic honor societies are Pi Epsilon Tau, Tau Beta Pi and Phi Kappa Phi.

3. That I am a registered Professional Engineer in Louisiana #13687 and Texas #34481. That I am a certified earth scientist - SIPES #2861. That I have thirty-two years experience in drilling, production, reservoir studies and evaluations of Canada, Mediterranean, North Sea and United States oil and gas fields.

4. That Memberships held in professional associations: the Society of Petroleum Engineers (#070557); the American Association of Petroleum Geologists; the Society of Petroleum Well Log Analysts; the Society of Petroleum Evaluation Engineers; and the American Association of Drilling Engineers. I served on the National Board of Directors of the Society of Petroleum Engineers for the term 1986-1989. I served as National Director of the Society of Petroleum Evaluation Engineers for the term 2000-2003.

5. That Principal or its employees in our firm have no direct or indirect interests, nor do they expect to receive any direct or indirect interest in the oil and gas properties reviewed nor do they have any direct or indirect interest in the properties of Mondial.

6. That I am an independent engineer contracted to review certain leases of Mondial in Texas.

7. That I have no direct or indirect interests in the actual outcome from the reports that have been prepared for Mr. Dennis Alexander.

Yours very truly,

G. Michael Harper, President
HARPER & ASSOCIATES, INC.